

November 29, 2010

Sujal Patel
Chief Executive Officer
Isilon Systems, Inc.
3101 Western Ave
Seattle, WA 98121

> **Re:** **Isilon Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 5, 2010**
> **File No. 001-33196**

Dear Mr. Patel:

We have reviewed your response letter dated November 3, 2010 and have the following comment.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1. We note your response to prior comment 1 and are unable to concur with your position. In regard to your argument that potentially inaccurate expectations could result from the disclosure of historical performance targets, it is unclear how assumptions made by your analysts or certain of your stockholders based upon historical performance targets could cause you *competitive* harm. Further, we cannot concur that your size should be taken into consideration when determining whether targets should be disclosed, as it is unclear that stockholders and analysts would not take your size into consideration when reviewing your performance targets against that of your competitors. Finally, as to your argument that competitors may glean sensitive information about your internal strategic plans from disclosure of historical performance targets, it is unclear how a competitor's possession of the knowledge that you were or were not successful in your expansion plans or certain sales could be subsequently used to "limit your footprint in key accounts and geographies."

    Please disclose your omitted performance targets in your next response and confirm that in future filings you will disclose performance targets that are tied to your publicly disclosed, company-wide financial results.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney